Shareholder Supporting Memo and

Rebuttal to Continental Resources, Inc.’s Opposition Statement to

Stockholder Proposal No. 3 Regarding Board Gender Diversity

Name of Registrant: Miller/Howard Investments, Inc.

Name of Person Relying on Exemption: Miller/Howard Investments, Inc.

Address of Person Relying on Exemption: 10 Dixon Avenue, Woodstock, NY 12498

Stockholder Proposal Regarding Board Gender Diversity

This proposal has been filed by Lowell Miller, CIO and Founder of Miller Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Continental Resources, Inc.’s policies regarding its lack of board gender diversity with respect to representation of women on its Board.  Miller/Howard is asking the company to take steps to foster greater diversity on the Board, including, but not limited to:

1.	Strengthened nominating and corporate governance policies which embed a commitment to diversity, inclusive of gender in Board searches;
2.	The inclusion of women candidates in every pool from which Board nominees are chosen and our company’s plans to advance gender Board diversity;
3.	An annual assessment of challenges experienced and progress achieved.

We believe that diversity, inclusive of gender, is a critical attribute of a well-functioning board and a measure of sound corporate governance.  Miller/Howard filed the proposal seeking disclosure so that investors could have an understanding of the company’s policies and plans to instill a commitment to diversity, inclusive of gender, in its policies and practices.

The company does not have any female members on its board, nor does the company have any female senior executive officers.

Although, the company mentions “gender diversity” in its Corporate Governance Guidelines, with respect to board qualifications, the company does not indicate how it chooses candidates for the board, nor does the company disclose a commitment to advance gender diversity on its board.

Miller/Howard filed its proposal on Continental Resources, Inc. on December 4, 2015.  The company recently adopted its “Revised Charter of the Nominating/Corporate Governance Committee on the Board of Directors,” on February 18, 2016, after this proposal was submitted to the company.  In its revised governance document, the company makes no mention of board gender diversity.  The document states that the “Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.” The company, however, does not state an intention that it seeks diversity, inclusive of gender, in its searches for director candidates.

Background

Women account for 50.8% of the US population, according to the most recent data available from the US census1and control fourteen trillion dollars of American personal wealth. Businesses owned by women account for “30% of all privately-owned enterprises, and employ 7.8 million Americans.”2According to a 2014 report from the White House Council of Economic Advisors, “women now complete college and graduate school at higher rates than men.”3In August 2015, The Women’s Leadership Gap reported that women earn almost 60% of undergraduate and master degrees; 38% of master’s degrees in business and management, which includes 36% of MBAs and 47% of specialized master’s degrees.4  However, women occupy only 19.2% of board seats and account for 5.6% of CEOs in S&P 500 companies.5

Numerous studies have underscored the nexus between greater board and management diversity, on the one hand, and improved corporate governance and financial performance, on the other.6 This is particularly true when there is a critical mass of three or more women on a board.7

As investors looking at governance, we consider whether the presence of women on boards and in management of a company (a) is an indicator of a healthy and sustainable culture, or (b) will lead to improved management and functional heterogeneity?

Increasingly, the answer appears to be “both.”  Women are elected to boards by boards willing to elect women, which suggests a best practices approach to leadership; once there, the diversity created by women is a protective factor against cognitive biases and groupthink in decision-making,8 and brain-drain throughout the company.

Conclusion

Quite simply, gender diversity, and by extension, diversity has positive financial consequences. While women are a key group affected by the present-day exclusion from corporate senior leadership and board of director positions, they are a proxy for a broad definition of diversity that includes race, ethnicity, age, skills and experience.9

1 USA State & County QuickFacts, United States Census Bureau, 30 Sept. 2015. Web. April 2016
2 Women-now-control-more-than-half-of-us-personal-wealth, Business Insider. April 2015.  Web. April 2016
3 Women’s Participation in Education and the Workforce, Council of Economic Advisors, 14 Oct. 2014. Web. April 2016
4 Center for American Progress, The Women’s Leadership Gap, Women’s Leadership by the Numbers. August 2015. Web. April 2016
5 Catalyst, Pyramid: Women in S&P 500 Companies. New York: Catalyst, 3 April 2015. Web. 14 April 2016
6 Catalyst, “The Bottom Line: Corporate Performance and Women’s Representation on Boards,” 2007; Catalyst, “The Bottom Line: Connecting Corporate Performance and Gender Diversity,” 2004; Roy D. Adler, “Women in the Executive Suite Correlate to High  l  Pay;  Desvaux,  Devillard-Hoellinger and Meany,  “A  Business  Case  for  Women,”  The McKinsey Quarterly, September 2008.; Professor Michel Ferrary, “When Gender Diversity Protects Stock Prices From the Crash,” Ceram Business School, 2009.
7 Catalyst, Lois Joy, et al, “The Bottom Line: Corporate Performance and Women’s Representation on Boards 2004-2008”, 2011; V.W. Kramer, A.M. Konrad, and S. Erkut, “Critical mass on corporate boards: Why three or more women enhance governance,” Wellesley Centers for Women, Paper No.WCW11, 2006.
8 Rook, Dane; Caldecott, Ben.  Cognitive biases and Stranded Assets:  Detecting psychological vulnerabilities within International Oil Companies - Smith School of Enterprise and the Environment. Stranded Assets Programme Working Paper, July 2015. Web. A
9 Information is excerpted/adapted from materials provided by the Thirty Percent Coalition.

Research suggests that diversity and an inclusive culture is an invaluable asset to companies wishing to identify and retain the best talent, lead in the most ethical and visionary way, and make decisions good for the health of the company and the strength of the dividend.

Companies that are limited by homogeneity and unexamined tradition are risking the pitfalls of stale leadership and an increasingly obsolete approach in the global economy.  Additionally, these companies risk litigation, missed opportunities, and falling further behind their peers as trends continue to challenge gender diversity in the boardroom.

Effective boards need to be prepared to address any changes in the business and regulatory landscape while remaining relevant, visionary, and strong.  Boards are also stewards and responsible for key decisions that impact company value, sustainability, and direction.

As investors that see board gender diversity as an indicator of good corporate governance, we ask that Continental Resources, Inc. review its policies and report on steps the company plans to take to embed processes and policies that encourage greater diversity on its Board.

We therefore ask that you vote FOR proposal No. 3.